

June 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile (805) 384-0989

Joel A. Balbien
Chief Executive Officer
Kreido Biofuels, Inc.
1140 Avenida Acaso
Camarillo, California 93012

> **Re: Kreido Biofuels, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 4, 2007**
> **File No. 333-140718**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 4, 2007**
> **File No. 333-130606**

Dear Mr. Balbien:

        We have limited our review of your filing to those issues we have addressed in our comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements and related disclosures to include the period ended March 31, 2007.

2. Please respond to our letter dated January 17, 2007 regarding your Form 8-K filed on January 16, 2007.

Recent Developments, page 2

3. Please help us understand the potential consequences of the improper issuances to Mr. Zehil, including whether they could result in you being required to offer a rescission or to redeem your shares.

4. Please also revise to disclose the scope of the issuance of shares without restrictive legends, its consequence, if any, on your claimed private placement exemption, and the current status of these shares and those that Zehil publicly resold.

Risks Related to an Investment in our Common Stock, page 12
Our common stock may be considered "a penny stock" . . ., page 13

5. We note your discussion of the applicability of penny stock rules to your common stock. If your common stock falls within the definition of penny stock contained in Exchange Act Rule 3a51-1, revise your disclosure to clarify that your stock is subject to the penny stock rules, rather than that such rules "may be" applicable to sales of your stock.

Management's Plan of Operation, page 26
Plan of Operations, page 26

6. We note your response to comment 17 of our letter dated March 16, 2007. Please revise your document to disclose the substance of your response.

7. As previously requested, please revise to specifically disclose the anticipated cost and timeframe for completing each of the four actions that you have identified and plan to execute to pursue your business strategy.

Summary of Significant Accounting Policies, page 33

8. We reviewed your response to our prior comment 35. As previously requested, please revise your disclosures under critical accounting policies to provide a comprehensive discussion of how you have considered the guidance in FAS 144 in determining that the value of your patents is not impaired. We believe that your disclosures under critical accounting policies should not merely reiterate your accounting policies but should address and discuss, to the extent applicable, the material assumptions underlying your estimates and the potential impact on your financial statements of changes in your assumptions. See SEC Release No. 33-8350. In this regard, your disclosures should include a discussion of the specific nature of the costs you have capitalized. Your current reference to direct costs does not allow a reader to understand the underlying nature of these costs. In addition, you should address the significant assumptions underlying your impairment analyses and how changes in these assumptions may affect your financial results.

Business, page 36
Overview of Business, page 36

9. We note your response to comment 23 of our letter dated March 16, 2007. To the extent you have formulated plans or strategy or anticipate market conditions with respect to the matters identified in Item 101(b) of Regulation S-B, provide such disclosure.

10. We note your response to comment 25 of our letter dated March 16, 2007. Please similarly revise throughout your prospectus to delete references to generating revenue by building your own facility.

Biodiesel Fuel, page 37

11. We note your response to comment 6 of our letter dated March 16, 2007. Please revise your discussion of the cost of feedstocks and raw materials used in the production of biodiesel to disclose the feedstock(s) you intend to utilize in the production process, as well as the other specific raw materials that will materially contribute to your cost structure.

Executive Compensation, page 58

12. Please revise your disclosure under this heading to provide the narrative disclosure of the items listed in the summary compensation table, as required by Item 402(c) to Regulation S-B.

Registration Rights, page 68

13. We reviewed your response to our prior comment 31. Please revise to disclose and explain your conclusion regarding liquidated damages in accordance with EITF 00-19-02.

Financial Statements
Note 6. Stock-Based Compensation, page F-12

14. We reviewed your response to our prior comment 36. Please revise to disclose the fair value of the options you granted to non-employees in 2006.

Note 10. Stockholders' Equity (Capital Deficit), page F-14

15. We reviewed your response to our prior comment 37. However, we continue to note in your disclosures regarding liquidation preference beginning on page F-16 that your preferred stock may be redeemable in certain circumstances. Please tell us what consideration you have given to ASR 268 as it relates to these preferences

in classifying your preferred stock as permanent equity.

Form 10-KSB for the fiscal year ended December 31, 2006
Item 8A. Controls and Procedures, page 39

16. We reviewed your response to our prior comment 46. However, the requested changes do not appear to have been incorporated into your filing. As previously requested, please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that your disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level, whichever the case may be, without defining them.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John H. Heuberger (*via facsimile* 312/236-7516)
        DLA Piper US LLP
        203 North LaSalle Street, Suite 1900
        Chicago, Illinois 60601-1293